UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM C
UNDER THE SECURITIES ACT OF 1933

Form C: Offering Statement

Name of issuer:

Success By Media LLC

Legal status of issuer:

Form:

Limited Liability Company

Jurisdiction of Incorporation/Organization:

Nevada

Date of organization:

7 October 2015

Physical address of issuer:

848 N. Rainbow Boulevard, Suite 3854

Las Vegas, Nevada 89107, USA

Website of issuer:

https://successbymedia.com

Name of intermediary through which the offering will be conducted:

Mr. Crowd

CIK number of intermediary:

0001666102

SEC file number of intermediary:

7-42

CRD number:

284278

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:

One percent (1%) of the gross amount raised.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:

No.

Type of security offered:

Common Stock

Target number of securities to be offered:

37,500 shares of Common Stock

Price (or method for determining price):

$4

Target offering amount:

$150,000

Oversubscriptions accepted:

Yes.

If yes, disclose how oversubscriptions will be allocated:

First-come, first-served basis

Maximum offering amount:

$1,000,000

Deadline to reach the target offering amount:

28 February 2018

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees:

2

	Most recent fiscal year-end:	**Prior fiscal year-end:**
Total Assets:	119,100.49	0.00
Cash & Cash Equivalents	119,100.49	0.00
Accounts Receivable:	0.00	0.00

Short-term Debt:	0.00	0.00
Long-term Debt:	0.00	0.00
Revenues/Sales	53,927.00	0.00
Cost of Goods Sold:	24,160.00	0.00
Taxes Paid:	0.00	0.00
Net Income:	-82,800.00	0.00

Using the list below, select the jurisdictions in which the issuer intends to offer the securities:
ALABAMA, ALASKA, ARIZONA, ARKANSAS, CALIFORNIA, COLORADO, CONNECTICUT, DELAWARE, DISTRICT OF COLUMBIA, FLORIDA, GEORGIA, HAWAII, IDAHO, ILLINOIS, INDIANA, IOWA, KANSAS, KENTUCKY, LOUISIANA, MAINE, MARYLAND, MASSACHUSETTS, MICHIGAN, MINNESOTA, MISSISSIPPI, MISSOURI, MONTANA, NEBRASKA, NEVADA, NEW HAMPSHIRE, NEW JERSEY, NEW MEXICO, NEW YORK, NORTH CAROLINA, NORTH DAKOTA, OHIO, OKLAHOMA, OREGON, PENNSYLVANIA, PUERTO RICO, RHODE ISLAND, SOUTH CAROLINA, SOUTH DAKOTA, TENNESSEE, TEXAS, UTAH, VERMONT, VIRGINIA, WASHINGTON, WEST VIRGINIA, WISCONSIN, WYOMING

Offering Statement

Important:
Investors must acknowledge and accept the high risks associated with investing in private securities offerings. These risks include holding your investment for periods of many years with limited ability to resell, limited access to periodic reporting, and losing your entire investment. You must have the ability to bear a total loss of your investment without a change in your lifestyle. Funding Portal is only required to conduct limited due diligence on each Issuer and does not in any way give investment advice, provide analysis or recommendations regarding any offering posted on the Funding Portal. Past performance is not indicative of future performance. All investors should make their own determination of whether or not to make any investment in an offering, based on their own independent evaluation and analysis and after consulting with their financial, tax and investment advisors. Prior to making any investment, you will be required to demonstrate your understanding of the speculative nature of investing in such private securities. The securities offered on this Funding Portal can only be marketed in jurisdictions where public solicitation of offerings are permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence. You are strongly advised to consult your legal, tax and financial advisor before investing.

FORWARD-LOOKING STATEMENTS

This Form C contains many statements that are "forward-looking". You can identify these statements by the use of terms such as "believe," "anticipate," "expect," "estimate," "future," "intend," "may," "ought to," "plan," "should," "will," negatives of such terms or other similar statements. You should not place undue reliance on any of these forward-looking statements. Although we believe our assumptions in making these forward-looking statements are reasonable, our assumptions may prove to be incorrect and you are cautioned not to place undue reliance on such statements. The forward-looking statements in this Form C include, but are not limited to, statements relating to:

- our goals and strategies and our various measures to implement such strategies;
- our future business development, results of operations and financial condition;
- expected growth of and changes in the coaching industry;
- projected revenues, profits, earnings and other estimated financial information;
- our ability to capture future market share;
- our ability to maintain strong relationships with our customers and business partners;
- our planned use of proceeds; and
- our ability to protect our intellectual property rights.

The forward-looking statements included in this Form C are subject to risks, uncertainties and assumptions about our businesses and business environments. These statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual results of our operations may differ materially from information contained in the forward-looking statements as a result of many factors, including but not limited to the following:

- competition in the coaching industry;
- growth of, and risks inherent in, the coaching industry in the U.S;
- our reliance on our key customers for our revenue;
- our ability to continuously keep up with changes in technology;
- maintaining the quality of our products;
- our ability to attract and retain qualified executives and personnel; and
- our ability to protect and enforce our intellectual property rights.

We undertake no obligation to publicly update or revise any forward-looking statements contained in this Form C, whether as a result of new information, future events or otherwise, except as required by law and the Regulation Crowdfunding. All forward-looking statements contained in this Form C are qualified by reference to this cautionary statement.

DEFINITIONS AND INTERPRETATION

In this Offering Statement the following words and expressions and abbreviations have the following meanings, unless the context otherwise requires:

"Affiliate" means with respect to any Person, any Person directly or indirectly controlling, controlled by, or under common Control with, such Person and with respect to Success By Media LLC shall include any joint venture in which Success By Media LLC holds directly or indirectly a twenty percent (20%) or greater ownership interest.

"Business Day" means a day other than a Saturday, Sunday, federal, state or provincial holiday or other day on which commercial banks in New York City are authorized or required by law to close.

"Board" means the board of directors of Success By Media LLC.

"Company " means Success By Media LLC.

"Funding Portal " means the equity crowdfunding platform (https://www.MrCrowd.com) operated by Ksdaq Inc. and registered with the Securities and Exchange Commission and a member of the Financial Industry Regulatory Authority.

"Investor" means any person who subscribes the Shares.

"Issuer" means Success By Media LLC.

"Ksdaq" means Ksdaq Inc, the intermediary through which the Offering will be conducted:

"Mr. Crowd" means the name under which Ksdaq Inc. conducts its business.

"Offering" means the offering or selling of the Shares in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)).

"Purchaser" means any person who purchased the Shares.

"SEC" means the United States Securities and Exchange Commission.

"Shares" means the common stock of Success By Media LLC.

"Share Subscription Agreement" means the agreement between the Issuer and each Subscriber pursuant to which the Subscriber acquires the Shares.

"Subscriber" means any person who subscribes the Shares.

THE COMPANY

1. Name of issuer:
Success By Media LLC

ELIGIBILITY

2. The issuer certifies that all of the following statements are true for the issuer:
- Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
- Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
- Not an investment company registered or required to be registered under the Investment Company Act of 1940.
- Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, see Question 30 of this Question and Answer format).
- Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
- Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

3. The issuer certifies that neither the issuer nor any of its predecessors has previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding.

DIRECTORS AND OFFICERS

DIRECTORS
4. Information about each director (and any persons occupying a similar status or performing a similar function) of the issuer:

Name: Jay Noland   **Dates of Board Service: October 2015**

Principal Occupation:
Chief Executive Officer of Success By Media LLC

Employer:
Success By Media LLC
Success By Media LLC is a coaching service provider, providing media services, training services, virtual learning systems, and professional coaching. Success By Media LLC creates customized, consistent, and comprehensive training and media service.

October 2015 to Present
Chief Executive Officer

Business Experience:
Jay Noland MLM - 2014 to Present
Enhanced Capital Funding - 2005 to Present
Rain International - 2015 to 2016
SereniGy - 2009 to 2015

Jay Noland served as CEO of SereniGy since 2009, as well as a local retail company where he was involved in all aspects of infrastructure including branding, software development, staff training, compensation structure, international expansion (over 50 countries), conducting seminars and training, product development, purchase order management, and financial operations.

In 2015, Mr Noland served as Chief Sales Officer at Rain International. He is also serving as President of Enhanced Capital Funding since 2005 where he is involved in all aspects of financial consulting and marketing. In 2014, Mr Noland created Jay Noland MLM and served as President. He is involved in all aspects of company development including personal growth coaching, blog contribution, marketing, website management, and life coaching.

OFFICERS:

5. Information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer:

Name: Jay Noland

Principal Occupation:
Chief Executive Officer of Success By Media LLC

Employer:
Success By Media LLC
Success By Media LLC is a coaching service provider, providing media services, training services, virtual learning systems, and professional coaching. Success By Media LLC creates customized, consistent, and comprehensive training and media service.

October 2015 to Present
Chief Executive Officer

Business Experience:
Jay Noland MLM - 2014 to Present
Enhanced Capital Funding - 2005 to Present
Rain International - 2015 to 2016
SereniGy - 2009 to 2015

Jay Noland served as CEO of SereniGy since 2009, as well as a local retail company where he was involved in all aspects of infrastructure including branding, software development, staff training, compensation structure, international expansion (over 50 countries), conducting seminars and training, product development, purchase order management, and financial operations.

In 2015, Mr Noland served as Chief Sales Officer at Rain International. He is also serving as President of Enhanced Capital Funding since 2005 where he is involved in all aspects of financial consulting and marketing. In 2014, Mr Noland created Jay Noland MLM and served as President. He is involved in all aspects of company development including personal growth coaching, blog contribution, marketing, website management, and life coaching.

PRINCIPAL SECURITY HOLDERS

6. The name and ownership level of each person, as of the most recent practicable date,* who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	No. and Class of Securities Now Held	% of Voting Power Prior to Offering**
Jay Noland	3,640,000 shares Common Stock	73.17% (1)

* The issuer certified that the above information is be provided as of a date that is no more than 120 days prior to the date of filing of this offering statement.

** To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.

(1) The total outstanding voting equity securities prior to offering is 4,975,000, which is equal to the sum of the total number of Common Stock issued (4,875,000) and the total number of Common Stock Warrant issued (100,000).

BUSINESS AND ANTICIPATED BUSINESS PLAN

7. The business of the issuer and the anticipated business plan of the issuer.

Please refer to *Appendix A - Business and Anticipated Business Plan.*

RISK FACTORS

Important:
A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

8. The material factors that make an investment in the issuer speculative or risky:
Please refer to *Appendix B - Risk Factors.*

THE OFFERING

9. The purpose of this offering:

The purpose of this offering is to raise funds that we will use to fund its current and future operations, and to provide us with a capital structure that will enable us to grow our business.

10. The use the proceeds of this offering is described as follows:

If Target Offering Amount ($150,000) Sold:

Legal: $20,000
Accounting: $10,000
Funding Portal Fees: $1,500
Operations: $25,000
Product for Success By Health: $30,000
Marketing: $23,500
Website development: $10,000
Events: $10,000
Travel: $5,000
Management: $10,000
Miscellaneous/Reserves: $5,000

If Maximum Amount ($1,000,000) Sold:

Legal: $25,000
Accounting: $10,000
Funding Portal Fees: $10,000
Operations: $240,000
Product for Success By Health: $220,000
Marketing: $130,000
Website development: $40,000
Events: $120,000
Travel: $30,000
Management: $150,000
Miscellaneous/Reserves: $25,000

TRANSACTION, SECURITIES DELIVERY & CANCELLATION OF INVESTMENTS

11. How will the issuer complete the transaction and deliver securities to the investors?

1. To commit an investment in the Offering, an Investor will submit, through the Funding Portal, an investment ticket on the Issuer's securities offering page on the Funding Portal with the quantity of shares the Investor wants to invest. After the submission of the investment ticket, the Investor will be instructed to execute a Share Subscription Agreement by signing it electronically.

2. Once the Share Subscription Agreement is signed and executed, the Investor will receive an email confirmation of the investment commitment. The Investor can also find his or her investment commitment on the "My Portfolio" page on the Funding Portal. The "My Portfolio" page can be accessed via the following URL: **https://www.mrcrowd.com/u/desktop/qPortfolio**

3. Upon receiving the confirmation of the investment commitment, the investor will be responsible for transferring funds to an escrow account held with by a third party escrow agent on behalf of the issuer. The fund transfer methods can be ACH, wiring, or check, whichever available.

4. Once the funds are transferred to the escrow account, the Investor will receive another email confirmation to acknowledge that his or her funds are received.

5. The Investor will receive email updates on the latest progress of the offering, including when 50%, 75% and 100% of the minimum fundraising target are met.

6. The Investor's funds will be transferred from the escrow account to the Issuer on the deadline of this offering identified in this Form C (Original Deadline), except in the following situation where the funds will be transferred to the Issuer earlier than the Original Deadline:

    a. when the minimum funding target is met prior to the Original Deadline and;

    b. this Form C and the information of this securities offering have been posted and publicly available on the Funding Portal for at least 21 days and;

    c. the Issuer chooses to end the offering earlier than the Original Deadline and;

    d. the Issuer has notified the Investor by email the new deadline for this securities offering (New Deadline) at least 5 business days before the New Deadline and the Investor doesn't cancel his or her investment commitment on the "My Portfolio" page on the Funding Portal 48-hours prior to the New Deadline.

7. The securities issued in this offering will be in book-entry form only, which means that no physical stock certificates will be issued. The ownership of the securities purchased through this offering will be held in the Investor's name in book-entry format by the Issuer's transfer

agent.

12. How does an investor cancel an investment commitment?

Investors can cancel their investment commitments until 48 hours prior to the deadline identified in this FORM C. This can be done via the "My Portfolio" page on the Funding Portal. Investors who have cancelled their investment commitments will receive a refund of their original investments.

Mr. Crowd will notify investors by email if the minimum funding target has been met. If this minimum funding target is met prior to the deadline identified in this Form C, the issuer may end this securities offering earlier by giving investors notice of the new deadline for the securities offering by e-mail at least 5 business days before the new deadline. Investors can cancel their investment commitment before the 48-hour period prior to the new deadline. Investors who have cancelled their investment commitments will receive a refund of their original investments.

If there is a material change to the terms of this offering or to the information provided by the issuer, Mr. Crowd will send to any investor who has made an investment commitment notice of the material change by email and that the investor's investment commitment will be cancelled unless the investor reconfirms his or her investment commitment within five business days of receipt of the notice. If the investor fails to reconfirm his or her investment within those five business days, Mr. Crowd within five business days thereafter will: (i) Give or send the investor a notification disclosing that the commitment was cancelled, the reason for the cancellation and the refund amount that the investor is expected to receive; and (ii) Direct the refund of investor funds.

If the issuer does not complete an offering including the failure of meeting the minimum funding target, Mr. Crowd will within five business days: (i) Give or send each investor a notification of the cancellation, disclosing the reason for the cancellation, and the refund amount that the investor is expected to receive; (ii) Direct the refund of investor funds.

OWNERSHIP AND CAPITAL STRUCTURE

The Offering

13. Describe the terms of the securities being offered.

Funding Target	$150,000
Maximum Target	$1,000,000
Pre-money Valuation	$19,500,000
Equity Offered	0.76% - 4.88%
Securities Type	Common Stock
Closing Date	28 February 2018
Share Price	$4
Shares Offered	37,500 - 250,000
Shares Issued After Offering	4,912,500 - 5,125,000

Please also refer to *Appendix C - Share Subscription Agreement.*

14. Do the securities offered have voting rights?
Yes.

15. Are there any limitations on any voting or other rights identified above?
No.

16. How may the terms of the securities being offered be modified?
If there is a material change to the terms of this offering or to the information provided by the issuer, Mr. Crowd will send to any investor who has made an investment commitment notice of the material change by email and that the investor's investment commitment will be cancelled unless the investor reconfirms his or her investment commitment within five business days of receipt of the notice. If the investor fails to reconfirm his or her investment within those five business days, Mr. Crowd within five business days thereafter will: (i) Give or send the investor a notification disclosing that the commitment was cancelled, the reason for the cancellation and the refund amount that the investor is expected to receive; and (ii) Direct the refund of investor funds.

Restrictions on Transfer of the Securities Being Offered

The securities being offered may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

> (1) to the issuer;
> (2) to an accredited investor;
> (3) as part of an offering registered with the U.S. Securities and Exchange Commission; or

(4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person. The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights	Other Rights
Common Stock	10,000,000	4,875,000	YES	NO
Common Stock Warrants	-	100,000	YES if fully exercised	NO

18. How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?

a. **No anti-dilution rights**
   Purchasers of the securities offered are entitled no anti-dilution rights (other than proportionate adjustments for stock splits and similar events) and therefore future equity financings may dilute their ownership percentage in the issuer.

19. Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?
No.

20. How could the exercise of rights held by the principal shareholders identified in Question 6 above affect the purchasers of the securities being offered?
The principal shareholders identified in Question 6 above have the majority of the voting rights of the issuer. The Purchasers (the "Investors") of the securities offered, as holders of Common Stock with a minority voting rights, may not have enough voting power to exert influence on the decisions made by the principal shareholders, with which the Investors disagree, or that negatively affect the value of the Purchasers' securities in the Company. The Investors generally do not control

day-to-day business decisions or management of the issuer and the Investors' interests may conflict with those of the principal shareholders and there is no guarantee that the company will develop in a way that is advantageous to the Investors.

21. How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.

Important Disclaimer:
Success By Media LLC As the Issuer is a startup company with a limited history of operation, lacking of material assets and has conducted no prior sales of securities except to its founders and initial shareholders, the reliability, accuracy and appropriateness of the valuation methods used in this section in determining the valuation of the Issuer's common stock is not guaranteed. The valuation methods used in this section do not infer that the Issuer assumes any fiduciary duties and should not be construed as financial, legal or tax advice. In addition, such valuation methods should not be relied upon as the only valuation methods. The Issuer cannot guarantee the reliability, accuracy and appropriateness of these valuation methods.

We strongly encourage you to consult with qualified business financial analysis professionals, attorneys, or tax advisors prior to making any investment decisions.

Valuation of Our Common Stock
We have not undertaken any efforts to produce a valuation of the Company. Purchasers should be aware that the offering price for the Securities has been determined arbitrarily by the Company and the offering price just merely reflects the opinion of the Company as to what would be fair market value, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria.

In determining the offering price, the Company did not employ investment banking firms or other third-party organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the Securities. The Company makes no representation that the Securities could be resold at this price.

The Issuer is offering Common Stock Units at $4.00 (four dollars) per share. We believe that the price is fair after adjustments based on additional capital needs of the company in the future and the fact that there is no secondary market and hence no liquidity.

Our board of directors may use the following approaches to determine the value of our common stock in the future:
- Valuations by independent third parties
- Discounted cash flow valuation based on future earnings
- Market valuations of companies comparable to us
- Valuations based on our business assets, including book value and liquidation value

22. What are the risks to purchasers of the securities relating to minority ownership in the issuer?

- Purchasers (Purchasers) of the securities in this offering have limited rights to demand distributions (e.g. dividends) from the Issuer.
- The majority owner may make a decision that the Purchasers consider bad and puts Purchaser's interest in the Issuer at risk.
- Although, as common stock shareholders, the Purchasers would be entitled to a share of any proceeds from a sale of the entire business, the Purchasers may not veto the sale even though the price of sale is below its fair valuation. Moreover, a sale can be structured in a way to avoid any payout to minority owners, such as a sale of assets over time with the proceeds reinvested in another business.
- Since the securities in this offering are not publicly traded and are subject to restrictions on resale or transfer including holding period requirements, the securities in this offering are illiquid.
- Although the Purchasers of the securities offered are entitled voting rights, as minority shareholders, they may not have enough voting power to exert influence in the affairs of the company or the composition of its board of directors.
- The Purchasers of the securities offered are entitled no anti-dilution rights (other than proportionate adjustments for stock splits and similar events) and therefore future equity financings may dilute their ownership percentage in the issuer.

23. What are the risks to purchasers associated with corporate actions:

a. **Additional Issuances of Securities**

Purchasers (Purchasers) of the securities offered are entitled no anti-dilution rights (other than proportionate adjustments for stock splits and similar events) and therefore future equity financings may dilute their ownership percentage in the issuer.

b. **Issuer Repurchases of Securities**

N/A

c. **A Sale of the Issuer or of Assets of the Issuer**

Although as common stock shareholders the Purchasers would be entitled to a share of any proceeds from a sale of the entire business, the Purchasers may not veto the sale even though the price of sale is below its fair valuation. Moreover, a sale can be structured in a way to avoid any payout to minority owners, such as a sale of assets over time with the proceeds reinvested in another business.

d. **Transactions with Related Parties**

Transactions with related parties are transactions between the issuer (Issuer) or any of its subsidiaries and a connected person. These transactions include both capital and revenue nature transactions. They may be one-off transactions or continuing transactions. Purchasers should be aware that these transactions may create conflicts of interests between themselves and the Issuer.

24. Describe the material terms of any indebtedness of the issuer:

The issuer has no material terms of any indebtedness.

25. What other exempt offerings has the issuer conducted within the past three years?

N/A

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

      a.   **any director or officer of the issuer;**

      b.   **any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;**

      c.   **if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or**

      d.   **any immediate family member of any of the foregoing persons.**

No.

FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history?
Yes. Success By Media LLC was incorporated on October 7, 2015 and started to operate since October 7, 2015.

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and related notes that appear in this Form C. In addition to historical consolidated financial information, the following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to these differences include those discussed below and elsewhere in this Form C, particularly in "Risk Factors."

IMPORTANT: THE FOLLOWING FINANCIAL FIGURES ARE UNAUDITED.

The Company is engaged in the offering of media and sales consulting to corporations and life coaching to individuals for personal and business development. The company offers tools such as software and online courses to complete. Also, the company offers products for improvement of health and body and mind. Majority of sales through workshops, retreats and events conducted around the world.

Revenue
The company generates revenues from Corporate Training & Consulting Services, One on One Training, Product Sales and income generated from sales not include in the above 3 categories..

	Jan - Jun, 2017 (PY)	Year End Dec 31, 2016	Year End Dec 31, 2015
INCOME			
Corporate Training & Consulting Services	118,345.00		
One on One Training	124,104.81	53,927.00	0.00
Product Sales	168,444.23	0.00	0.00
Sales	125,755.00	0.00	0.00
TOTAL INCOME	$ 536,649.04	$ 53,927.00	$ 0.00

Revenue for the 12 months ended December 31, 2016 was $53,927.00
Revenue for the 6 months ended June 30, 2017 was $536,649.04

Cost of revenue
Our cost of revenue consists primarily of expenses associated with the delivery and distribution of our products and services.

		Jan - Jun, 2017 (PY)	Year End Dec 31, 2016	Year End Dec 31, 2015
COST OF GOODS SOLD				
COG- Direct Labor Mktg		24,316.75	0.00	0.00
COG- Marketing		9,025.78	24,160.00	0.00
COG- Production Labor		1,500.00	0.00	0.00
COG- Production Live		5,477.05	0.00	0.00
COG- Production Other		8,221.00	0.00	0.00
COG- Purchases		42,379.28	0.00	0.00
COG- Recording Expenses		69.00	0.00	0.00
COG- Software Development		22,193.06	0.00	0.00
COG- Travel		19,725.73	0.00	0.00
Shipping		343.79	0.00	0.00
TOTAL COST OF GOODS SOLD	$	133,251.44	$ 24,160.00	$ 0.00
GROSS PROFIT	$	403,397.60	$ 29,767.00	$ 0.00

Cost of revenue for the 12 months ended December 31, 2016 was $24,160.00
Cost of revenue for the 6 months ended June 30, 2017 was $133,251.44

General and administrative expenses

Our general and administrative expenses include expenses related to salaries, advertising and marketing, contract labor, contractors, travel, meals and entertainment, office equipments and office related expenses, software, rent and leases, and professional fees.

General and administrative expenses for the 12 months ended December 31, 2016 was $112,567.00.
General and administrative expenses for the 6 months ended June 30, 2017 was $282,789.12.

Net Income

Net Loss for the 12 months ended December 31, 2016 was $82,800.00.
Net Income for the 6 months ended June 30, 2017 was $120,645.18.

Liquidity and Capital Resources

Our principal sources of liquidity are our cash and cash equivalents, and cash generated from operations. Cash and cash equivalents consist primarily of cash on deposit with banks. Cash and cash equivalents totaled $119,100.49 as of December 31, 2016 and $131,261.23 as of June 30, 2017.

Our total liabilities were $0 as of December 31, 2016 and $0 as of June 30, 2017.

The Company expects to fund its operations and capital expenditure requirements from operating cash flows, cash and cash equivalents, proceeds from this offering and credit facilities. We may raise additional funds through public or private equity offerings or debt financings, but there can be no assurance that we will be able to do so on acceptable terms or at all. New business developments or other unforeseen events may occur, resulting in the need to raise additional funds. There can be no assurances regarding the business prospects with respect to any other opportunity. Any other development would require us to obtain additional financing.

Future Expenses

We plan to use the proceeds as set forth in *Question 10, The use the proceeds of this offering.*

If the need for additional financing in connection with future expenses arises, the Company will explore and evaluate appropriate available sources of funds in accordance with the interests of our shareholders.

FINANCIAL INFORMATION

29. Include the financial information specified below covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

Please refer to *Appendix D - Financial Statements and Review Report.*

30. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated in the same form as described in Question 6 of this Question and Answer format, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

(1) Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:

> **(i) in connection with the purchase or sale of any security?**
> No.
>
> **(ii) involving the making of any false filing with the Commission?**
> No.
>
> **(iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?**
> No.

(2) Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

> **(i) in connection with the purchase or sale of any security?**
> No.
>
> **(ii) involving the making of any false filing with the Commission?**
> No.
>
> **(iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?**
> No.

(3) Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or

officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

(i) at the time of the filing of this offering statement bars the person from:
(A) association with an entity regulated by such commission, authority, agency or officer?
No.

(B) engaging in the business of securities, insurance or banking?
No.

(C) engaging in savings association or credit union activities?
No.

(ii) constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement?
No.

(4) Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:

(i) suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal?
No.

(ii) places limitations on the activities, functions or operations of such person?
No.

(iii) bars such person from being associated with any entity or from participating in the offering of any penny stock?
No.

(5) Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:

(i) any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder?
No.

(ii) Section 5 of the Securities Act?
No.

(6) Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?
No.

(7) Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?
No.

(8) Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?
No.

OTHER MATERIAL INFORMATION

31. In addition to the information expressly required to be included in this Form, include:
   a. **any other material information presented to investors; and**
   b. **such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.**

N/A

ONGOING REPORTING

32. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:

120 days after the end of each fiscal year covered by the report.

Once posted, the annual report may be found on the issuer's website at: https://successbymedia.com/investors

The issuer must continue to comply with the ongoing reporting requirements until:

a.   the issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

b.   the issuer has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than 300 holders of record and has total assets that do not exceed $10,000,000;

c.   the issuer has filed at least three annual reports pursuant to Regulation Crowdfunding;

d.   the issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

e.   the issuer liquidates or dissolves its business in accordance with state law.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

$signature

_____

[Signature Code: $signaturecode]

Jay Noland
Chief Executive Officer
Success By Media LLC
Date: $date

Appendix A - BUSINESS AND ANTICIPATED BUSINESS PLAN

Success By Media, LLC is the Parent entity to several divisions of business including:
>**Success By Coaching is personal development & one on one coaching division,**
>**Success By Health is a healthy product and affiliate marketing division,**
>**Success By Networking is a training division for direct sales representatives,**
>**Success By VT is a virtual training system for entrepreneurs.**

At **Success By Media**, we believe in training differently. We want to help you and your business reach your full potential and every goal you set.

Our cutting edge media services, training services, virtual learning systems, and professional coaching enables you, your staff, and your teams to excel at top performing levels in record time.

We will create customized, consistent, and comprehensive training and media service that will far exceed your expectations. That is our promise.

"Life is about decisions. You can´t get good results making bad decisions. Consistently make better decisions, and you´ll consistently get better results. It´s that simple"

Jay Noland

For more than 20 years Jay Noland has acted as a mentor and coach to thousands of people from all walks of life, many of whom achieve incredible accomplishments as a result. Whether your goals are to develop maximum confidence, the highest levels of self-esteem, learning to mentor others, feed third world countries, or generate significant incomes in business, the success principles he teaches will bring more order, more joy, more courage, more fun, and more fulfillment to your life.

His powerful and charismatic style immediately captures and inspires people to take meaningful action that produces results. Jay's one of a kind techniques and masterful authority in his work will move your heart and create an unshakable mindset that allows for the limitless life you are seeking.

SBM brings together training and resources to serve those in the network marketing and direct sales industry through these incredible unique divisions:



SUCCESS BY COACHING

REVENUE STREAM ONE: SUCCESS BY COACHING

HOW CAN IT HELP PEOPLE?

The Million Dollar Energy Program will help you to fully understand the power within you. It will elevate your life in many ways, allowing those around you to instantly feel a change in your energy. You will learn the importance of your words and thoughts. You will learn to speak positivity into every area of your life. You will realize that you are able to eliminate all negativity and complaining, resulting in a better attitude and positive mental state. Others will notice a change in you, creating more opportunities.

WHAT CAN PEOPLE EXPECT FROM IT?

The Million Dollar Energy Program will teach you how to operate at your absolute fullest potential. Jay's knowledge will give you explosive energy that immediately radiates to those around you. With this series you can expect to be transformed into the most positive, uplifting person you know. It will elevate your life and change you in ways you never thought possible. Be prepared, completely open minded, and trust this process, as it can transform you into someone that can truly impact the world. We believe anyone can learn their way to success having Million Dollar Energy.

Jay Noland Think and Grow Rich Mastery Course
Price: $1195

Jay Noland is a Master of the Think and Grow Rich principals and is ready to share his proven success with the world in an easy to follow immersion technique of his Think and Grow Rich Mastery Course. The "Secret" that Dr. Napoleon Hill speaks about in Think and Grow Rich, that leads to guaranteed abundance, will become evident to all who go through this exclusive course. Jay Noland will literally make you rapidly see the "Secret" in a way that no one else can. Through this course, you will not only master the skill set of Think and Grow Rich, but have the motivation and inspiration to put it to use and make all your dreams come true!

15 – 2 hour Training Sessions

Success By Coaching reaches people at the heart of their fears in talking to people and building a business. They learn more about themselves, more about what to say and how to say what they really want and how to close the deal.

Revenue Model: Revenue is generated through coaching contracts and events. Fees range from $200 to $2,000, with the raw costs of approximately 25% of the fee.

Advantage: Mr. Noland has a reputation of being able to relate to everyone, from those on welfare to billionaires. His ability to see inside a person's fears and coach them to success has made him a household name in the industry.

Risk: If something happens to Mr. Noland, the team is left to his materials, his vision, and his processes to continue.



REVENUE STREAM TWO: SUCCESS BY HEALTH

Success By Health provides residual income affiliate model to entrepreneurs who value healthy coffees and other nutritionals in their day to day life and want to share that healthy lifestyle with others and be compensated for sharing.

Revenue is generated through healthy products with costs of 20% of Retail, with marketing and distribution costs of approximately 45% of Retail.

Advantage: Mr. Noland is using the same products as well as new ones that he produced for another business. These products have endured the test of time of almost a decade with those who use them eager to share the health benefits with others.

Risk: Distributors are fickle people. Even though they love this product, the newest health craze may send them on to anticipated greener pastures.



REVENUE STREAM THREE: SUCCESS BY NETWORKING

Success By Networking shows entrepreneurs a step by step process to build teams of like minded individuals who recognize the power of residual income and building a business that they can benefit from in perpetuity.

Revenue is generated through training events and webinars, with marketing and event costs of approximately 50% of Revenue.

Advantage: Mr. Noland has already by hired by top companies in the industry to build their marketing arms. His ability to increase companies three and five fold is legendary. Large direct marketing companies send their distributors to learn how to duplicate their personal business and get the proven methods for closing new clients.

Risk: Companies are nervous that some of their distributors may see Success By Health's products and compensation model and stop marketing their products and start marketing Success By Health. This risk was a heavy consideration in launching Success By Health, in the end it was determined by management that it the health company would not be mentioned during any trainings or online as it relates to Success By Networking and that the Companies client base would not be sent any information regarding Success By Health.



REVENUE STREAM FOUR: SUCCESS BY VT

Success By VT gives their clients daily reminders and strategies to face the challenges they impose on themselves and they face trying to build a business.

Revenue is generated by subscriptions to the VT program. From "Your First Five" program at $399 a year, to "Million Dollar Energy" & "Perpetual MLM Money Machine" to $695 a year, and "Strong XP" at $1,000 a year. Packages are also available. These digital training and materials have production costs of 20% of Retail, with marketing and distribution costs of approximately 25% of Retail. Once produced, and fixed costs are covered there are no further direct costs regarding those specific products.

Advantage: Mr. Noland is taking the training he uses at large events and condensing the training to unique virtual training models and presentations.

Risk: With all the other training companies out there and all the audio, webinar and virtual schools available it is important to create branding that drives people. We believe this can be done through all the other divisions of the company, as well as this division supporting the others.



MR. JAY NOLAND

Introducing a Legend in the personal growth and coaching industry, SBM's CEO, Mr. Jay Noland. He began his career in business in 1995. He's built multiple massive sales organizations and business infrastructures that span in over 50 different countries. Jay Noland is known throughout the personal growth and coaching industry as a Master Trainer. He has helped thousands of people reach their highest heights in personal development.

He is also known across the globe for his gift in motivational speaking. Jay Noland has spoken at major events in front of people from all walks of life. He has impacted the masses in such a highly positive manner. Personal Growth Training is a great passion of Jay Noland and he considers it is an honor and a privilege.

Jay Noland spent several years in the Mortgage Banking and Brokerage arena as well. Our CEO and Founder is well versed in the world of business as he has developed several successful businesses in multiple industries.

His Leadership skills have been proven time and time again in many successful companies that he has been a part of. Jay Noland understands and embraces the concept of what a true leader is. He has illustrated his ability to get in the trenches with the people, producing results at times that reach further than most ever dreamed.

Jay Noland has taken a strong position in life by standing for truth and integrity without wavering. His passion is in the relationships he builds with people. Once you get an opportunity to spend personal time with our CEO, you will be impacted in a positive way.

Appendix B - RISK FACTORS

RISKS RELATING TO OUR BUSINESS

We are operating in a very competitive industry
The business is in a competitive industry with companies with much more financial and physical resources.

We rely on continuing efforts of Jay Noland, the CEO and Founder of Success By Media LLC
The business relies mainly on the efforts of Jay Noland to produce products, training and systems, as well as oversee the operations of the company. If something happened to him the business may not be able to continue.

We have a limited operating history
We have a limited operating history upon which you can evaluate our performance. Our business plan is still in development and we likely do not recognize all of the challenges that may emerge and affect our proposed business. Accordingly, potential investors must consider the risks, expenses, delays, problems, and difficulties we may face as an early-stage company with little operating history in a new and rapidly evolving market. These risks include:
   a. technical uncertainties respecting the internet;
   b. uncertainties about the anticipated markets for business and consumer clients;
   c. our dependence on identifying clients based on our model and fees;
   d. our inability to obtain and integrate technical and managerial resources;
   e. our inability to develop and maintain strategic relationships; and
   f. our dependence upon key personnel in addition to Jay Noland.

We may not be able to maintain and increase the sales and profitability of products and services
We cannot guarantee that we will be able to maintain our sales and achieve our targeted sales growth and profitability for our product and services, which include the offering of media and sales consulting to corporations, life coaching to individuals for personal and business development, and software and online courses.

Our historical financial and operating results are not indicative of future performance.
Our revenue, operating expenses and results of operations may vary from period to period and from year to year in response to a variety of factors beyond our control, including general business and economic conditions, employment rates, inflation and interest rates, and consumer discretionary income. Therefore our historical results may not be indicative of our future performance.

We may not be able to adequately protect our intellectual property, which could harm the value of our brands and adversely affect our business and operation.
We may face claims of infringement that could interfere with the use of our proprietary know-how, concepts, technologies, or trade secrets. Defending against such claims may be costly and, if we are unsuccessful, we may be prohibited from continuing to use such proprietary information in the future or be forced to pay damages, royalties or other fees for using such proprietary information, any of which could negatively affect our sales, profitability and prospects.

Our success depends on the continuing efforts of our senior management team and other key personnel and our business may be harmed if we lose their services.

Our success depends upon the continuing services of our management team, including our CEO and Founder Jay Noland. In addition, we must continue to attract, retain and motivate a sufficient number of qualified personnel.

We may need additional capital, and our ability to obtain additional capital is subject to uncertainties.

We believe that our current cash and cash equivalents, anticipated cash flow from operations and the proceeds from this offering will be sufficient to meet our anticipated cash needs, including our cash needs for working capital and capital expenditures, for at least the next 12 months. We may, however, require additional cash resources to finance our continued growth or other future developments, including any investments we may decide to pursue. The amount and timing of such additional financing needs will vary depending on investments in new facilities, decorations and the amount of cash flow from our operations. If our resources are insufficient to satisfy our cash requirements, we may seek additional financing by selling additional equity or debt securities or obtaining a credit facility.

RISKS RELATED TO THE OFFERING

Offering price of the Securities is not an accurate reflection of their value

We cannot assure that the offering price of the Common Stock of Success By Media LLC (the "Securities") will be an accurate reflection of their value. The offering price of the Securities is arbitrarily determined by us taking into account our prospects, all as assessed by our management. The offering price should not be regarded as an indication of any future price of the Securities, and bears no relationship to our assets, earnings, net tangible book value, or any other traditional criteria of value.

There has been no representation of investors in the preparation of this offering. We have not obtained an independent opinion on behalf of prospective investors regarding the fairness of the terms on which the Securities are offered hereby. Prospective investors will be relying on the disclosures set forth herein and the additional materials it refers to directly, and on the business and investment background and experience of themselves and any advisors engaged by them, as the basis for their investment decision.

We have the right to, and expect to, issue additional shares or sell stock in isolated transactions

We have the right to, and expect to, issue additional shares or sell stock in isolated transactions. Our board of directors has authority, without action or vote of our shareholders. Any such issuance will dilute the percentage of return to Investors.

Restrictions on transferability of securities

Restrictions on transferability of securities will limit the ability of purchasers to transfer their Securities. Specially, the Securities being offered may not be transferred by any purchaser of such Securities during the one year period beginning when the Securities were issued, unless certain conditions are met, as described in ***Restrictions on Transfer of the Securities Being Offered*** on this Form C.

The Securities offered hereby will be "restricted securities" within the meaning of the Securities Act and, consequently, will be subject to the restrictions on transfer set forth in the Securities Act and the rules and regulations promulgated thereunder. In addition, the Securities are subject to restrictions on transfer under applicable state securities laws under which such securities are sold in reliance on certain exemptions or under the provisions of certain qualifications. As restricted securities, the securities may not be sold in the absence of registration or the availability of an exemption from such registration requirements.

We cannot assure that we will pay dividends.
We do not currently anticipate declaring and paying dividends to our shareholders in the near future. It is our current intention to apply net earnings, if any, in the foreseeable future to increasing its capital base and marketing. Prospective investors seeking or needing dividend income or liquidity should therefore not purchase shares of our common stock. We cannot assure that we will ever have sufficient earnings to declare and pay dividends to the holders of our common stock, and in any event, a decision to declare and pay dividends is at the sole discretion of our board of directors.

You can't easily resell the securities.
There are restrictions on how you can resell your securities. More importantly, there is no market for these securities, and there might never be one. It's unlikely that the company will ever go public or get acquired by a bigger company. That means the money you paid for these securities could be tied up for a long time.

Our failure to maintain effective internal controls over financial reporting could have an adverse impact on us.
We are required to establish and maintain appropriate internal controls over financial reporting. Failure to establish those controls, or any failure of those controls once established, could adversely impact our public disclosures regarding our business, financial condition or results of operations. In addition, management's assessment of internal controls over financial reporting may identify weaknesses and conditions that need to be addressed in our internal controls over financial reporting or other matters that may raise concerns for investors. Any actual or perceived weaknesses and conditions that need to be addressed in our internal control over financial reporting, disclosure of management's assessment of our internal controls over financial reporting or disclosure of our public accounting firm's attestation to or report on management's assessment of our internal controls over financial reporting may have an adverse impact on the price of our common stock.

Appendix C - SHARE SUBSCRIPTION AGREEMENT

SHARE SUBSCRIPTION AGREEMENT

of

SUCCESS BY MEDIA LLC

> Important:
> This securities offering is made pursuant to Section 4(a)(6) of the Securities Act of 1933, as amended, and in accordance with the Title III of the Jumpstart Our Business Startups Act of 2012. Investors must acknowledge and accept the high risks associated with investing in private securities offerings. These risks include holding your investment for periods of many years with limited ability to resell, limited access to periodic reporting and losing your entire investment. You must have the ability to bear a total loss of your investment without a change in your lifestyle.

THIS SUBSCRIPTION AGREEMENT (this "Agreement") is made as of [Date of Signing] by and among Success By Media LLC, a company organized and existing under the laws of the State of Nevada ("Success By Media" or the "Issuer"), and [Subscriber Legal Name] (the "Subscriber").

Whereas, Success By Media has agreed to issue to the Subscriber and the Subscriber has agreed to subscribe the shares of common stock of Success By Media (the "Shares") subject to the terms and on the conditions set forth below.

Now, therefore, in consideration of the mutual premises and covenants contained herein, and intending to be legally bound, the parties hereto agree as follows:

1. Sale and Subscribe of Shares.

    1.1 Issue of Shares. Subject to the terms and conditions hereof, Success By Media hereby issues to the Subscriber, and the Subscriber hereby subscribes from Success By Media [Shares Subscripted] Shares, at a Per Share Price equal to $4.00 (the "Share Price").

    1.2 Subscription Price. The aggregate Subscription Price for the Shares is $[Subscription Amount] (the "Subscription Price"), which shall be delivered to Success By Media as follows:

        (i) $[Subscription Amount] in immediately available funds upon signing this Agreement.

    1.3 The Offering. The Shares are issued in reliance on Section 4(a)(6) of the Securities Act of 1933 (the "Offering").

    1.4 The Intermediary. The Offering of the Shares is being made through Ksdaq Inc. (the "Intermediary").

1.5 Charges to the Subscriber. The Intermediary will not charge the Subscriber any fees. But the Subscriber should be aware that the Subscriber's bank may charge fees on fund transfer transactions.

1.6 Charges to the Issuer. The Intermediary will be entitled to charge Success By Media 1% or a percentage specified in the Form C, of the amount raised in this Offering.

1.7 Securities Laws. The Subscriber acknowledges and understands that the offer and sale of the Shares were done in reliance on Section 4(a)(6) of the Securities Act of 1933, as amended, and in accordance with the Title III of the Jumpstart Our Business Startups Act of 2012 and, as such, the offer and sale of the Shares are subject to the terms and conditions hereof and the provisions of the Form C.

2. Acknowledgements and Agreements of the Subscriber. Subscriber acknowledges and agrees that:

a. the decision to execute this Agreement and subscribe to the Shares hereunder has not been based upon any oral or written representation as to fact or otherwise made by or on behalf of Success By Media and such decision is based upon a review of the Form C which has been filed by Success By Media with the Securities and Exchange Commission (the "SEC") in compliance, or intended compliance, with applicable securities legislation, as well as Subscriber's independent research and investigation;

b. the Subscriber and the Subscriber's advisor(s) have had a reasonable opportunity to pose questions to and receive answers from Success By Media in connection with the subscription of the Shares hereunder, and to obtain additional information, to the extent possessed or obtainable without unreasonable effort or expense, necessary to verify the accuracy of the information about Success By Media;

c. the Subscriber acknowledges and accepts the fact the owners of the Shares are entitled no anti-dilution rights (other than proportionate adjustments for stock splits and similar events) and therefore future equity financings may dilute their ownership percentage in Success By Media;

d. Success By Media is entitled to rely on the representations and warranties of the Subscriber contained in this Agreement and the Subscriber will hold harmless Success By Media from any loss or damage it or they may suffer as a result of any inaccuracy therein;

e. the Subscriber will indemnify and hold harmless Success By Media and, where applicable, its directors, officers, employees, agents, advisors and shareholders, from and against any and all loss, liability, claim, damage and expense whatsoever (including, but not limited to, any and all fees, costs and expenses whatsoever reasonably incurred in investigating, preparing or defending against any claim, lawsuit, administrative proceeding or investigation whether commenced or threatened) arising out of or based upon any representation or warranty of the Subscriber contained in this Agreement or in any document furnished by the Subscriber to Success By Media in connection herewith being untrue in any material respect or any breach or failure by the Subscriber to comply with any covenant or agreement made by the Subscribers to Success By Media in connection therewith;

f. the Subscriber acknowledges that Success By Media has the right in its sole and absolute discretion to stop this securities offering at any time prior to the deadline of the securities offering set forth in the Form C. This Share Subscription Agreement shall thereafter have no force or effect and Success By Media shall return any previously paid subscription price of the Shares, without interest thereon, to the Subscriber;

g. the Subscriber has been advised to consult its own legal, tax and other advisors with respect to the merits and risks of an investment in the Shares and with respect to applicable resale restrictions, and it is solely responsible (and Success By Media is not in any way responsible) for compliance with:

(i) any applicable laws of the jurisdiction in which the Subscriber is resident in connection with the distribution of the Shares hereunder, and

(ii) applicable resale restrictions;

h. neither the SEC nor any other securities commission or similar regulatory authority has reviewed or passed on the merits of the Shares;

i. no documents in connection with the sale of the Shares hereunder have been reviewed by the SEC or any state securities administrators; and

j. there is no government or other insurance covering any of the Shares.

3. Representations, Warranties and Covenants of the Subscriber.

3.1 The Subscriber hereby represents and warrants to and covenants with Success By Media (which representations, warranties and covenants shall survive the Closing) that:

a. the Subscriber has received and carefully read this Agreement;

b. the Subscriber is subscribing to the Shares as principal for investment only and not with a view to, or for, resale, distribution or fractionalization thereof, in whole or in part, and, in particular, it has no intention to distribute either directly or indirectly any of the Shares in the United States or to U.S. Persons;

c. the Subscriber is aware that an investment in Success By Media is speculative and involves certain risks, including the possible loss of the entire investment, and that the current share valuation placed on Success By Media is not based on a formal business valuation but is rather a projected valuation based on various factors outlined in the Form C, including but not limited to estimated value of similar companies;

d. the Subscriber has made an independent examination and investigation of an investment in the Shares and Success By Media and depends on the advice of its legal and financial advisors and agrees that Success By Media will not be responsible in any way whatsoever for the Subscriber's decision to invest in the Shares and Success By Media; and

e. no person has made any written or oral representations to the Subscriber:

(i) that any person will resell or repurchase any of the Shares;

(ii) that any person will refund the Subscription Price of any of the Shares; or

(iii) as to the future price or value of any of the Shares;

3.2 Representations and Warranties will be Relied Upon by Success By Media. The Subscriber acknowledges that the representations and warranties contained herein, if applicable, are made by it with the intention that such representations and warranties may be relied upon by Success By Media and its legal counsel in determining the Subscriber's eligibility to subscribe the Shares under applicable securities legislation, or (if applicable) the eligibility of others on whose behalf it is contracting hereunder to subscribe the Shares under applicable securities legislation. The Subscriber further agrees that by accepting the Shares on the closing date (as herein defined), that the representations and warranties contained herein, if applicable, are true and correct as at the closing date with the same force and effect as if they had been made by the Subscriber on the closing date and that they will survive the subscription by the Subscriber of the Shares and will continue in full force and effect notwithstanding any subsequent disposition by the Subscriber of such Shares.

4. Further Assurances. Each party hereto agrees to execute, on request, all other documents and instruments as the other party shall reasonably request, and to take any actions, which are reasonably required or desirable to carry out obligations imposed under, and affecting the purposes of, this Agreement. Subscriber hereby authorizes Success By Media to correct any minor errors in, or complete any minor information missing from, any document relating to the subscription. This Agreement, and all other documents, may be signed by the parties in counterparts and by fax, e-mail, or electronic signature.

5. The Closing. The closing of the purchase and sale of the Securities (the "Closing") shall take place at , or at such other time and place as the Company may designate by notice to the undersigned.

6. Governing Law and Jurisdiction. This Agreement shall be governed by the substantive law of the State of Nevada, without the application of any conflict of laws principle that would require the application of the law of any other jurisdiction.

7. Notices and Consents. Subscriber acknowledges and agrees that Success By Media shall, to the fullest extent allowed by the law, be entitled to communicate with Subscriber entirely by e-mail, and this includes, without limitation, all correspondence and notices required by applicable corporate or securities law, and with respect to reports to shareholders, shareholder meetings, and shareholder votes.

IN WITNESS WHEREOF, the parties have executed this Agreement as of the day and year first above written.

Subscriber Signature:

_____
[Signature Code:]
Name: [Subscriber Legal Name]
Email: [Subscriber Email]
Date: [Date of Signing]

Issuer Signature:

_____
Name:
Title:
Success By Media LLC

Appendix D - FINANCIAL STATEMENTS AND REVIEW REPORT

Financial Statements

Success By Media LLC
For the period ended June 30, 2017



SUCCESS BY MEDIA, LLC

170 S. Green Valley Parkway,
Suite 300
Henderson, NV 89013
United States

EIN: 47-5257739

Prepared by
Roney & Associates

Prepared on
October 15, 2017

For management use only

Table of Contents

Accountant's Letter

October 29, 2017

To the Board of Directors and Members
Success By Media, LLC
848 N. Rainbow Blvd, Suite 3854
Las Vegas, NV 89107

We have reviewed the accompanying balance sheet of Success By Media, LLC as of June 31, 2017 and the related statements of operations, and cash flows for same period therein. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America and for designing, implementing, and maintaining internal control relevant to the preparation and fair presentation of the financial statements.

Our responsibility is to conduct the reviews in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants. Those standards require us to perform procedures to obtain limited assurance that there are no material modifications that should be made to the financial statements. We believe that the results of our procedures provide a reasonable basis for our report.

Based on our reviews, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

The accompanying notes are an integral part of the financial statements.

Sincerely,

Bin Li, CPA
Roney and Associates
2801 S. Valley View Drive
Suite 16B
Las Vegas, NV 89102

Success By Media LLC
Statement of Operations
(Unaudited)

	Jan - Jun, 2017 (PY)	Year End Dec 31, 2016	Year End Dec 31, 2015
INCOME			
Corporate Training & Consulting Services	118,345.00		
One on One Training	124,104.81	53,927.00	0.00
Product Sales	168,444.23	0.00	0.00
Sales	125,755.00	0.00	0.00
TOTAL INCOME	$ 536,649.04	$ 53,927.00	$ 0.00
COST OF GOODS SOLD			
COG- Direct Labor Mktg	24,316.75	0.00	0.00
COG- Marketing	9,025.78	24,160.00	0.00
COG- Production Labor	1,500.00	0.00	0.00
COG- Production Live	5,477.05	0.00	0.00
COG- Production Other	8,221.00	0.00	0.00
COG- Purchases	42,379.28	0.00	0.00
COG- Recording Expenses	69.00	0.00	0.00
COG- Software Development	22,193.06	0.00	0.00
COG- Travel	19,725.73	0.00	0.00
Shipping	343.79	0.00	0.00
TOTAL COST OF GOODS SOLD	$ 133,251.44	$ 24,160.00	$ 0.00
GROSS PROFIT	$ 403,397.60	$ 29,767.00	$ 0.00
EXPENSES			
Advertising & Marketing	2,252.27	0.00	0.00
Advertising -Web	167.76	0.00	0.00
Auto - Car Wash	8.00	0.00	0.00
Auto - Gas	449.42	0.00	0.00
Auto - Pkg meter, rcpts	25.00	0.00	0.00
Automobile Expense	236.87	0.00	0.00
Bank Charges & Fees	413.52	275.00	0.00
Contract labor	56,681.52	13,050.00	0.00
Contractors	9,852.00	0.00	0.00
Gifts	1,163.44	1,975.00	0.00
Marketing	7,560.00	3,119.00	0.00
Meals & Entertainment	22,284.40	4,345.00	0.00
Off Exp - Suppl, Pos	7,569.58	75.00	0.00
Office equip - Comp	17,160.77	19,464.00	0.00
Office Exp - Supplies	7,511.70	10,483.00	0.00
Office expense	10,542.53	5,392.00	0.00
Office Supplies & Software	7,293.90	0.00	0.00

Post / CCs / Supplies		41.63		180.00	0.00
Prof fees -Accounting		3,950.00		3,150.00	0.00
Professional fees		5,000.00		19,126.00	0.00
Professional fees other		4,992.63		2,525.00	0.00
Rent & Lease		30,984.72		0.00	0.00
Repairs & Maintenance		84.76		0.00	0.00
Salaries -Officers		38,000.00		0.00	0.00
Software		1,753.95		14,172.00	0.00
Travel		36,885.15		13,081.00	0.00
Travel-Lodging		9,776.52		0.00	0.00
Travel-Transportation		47.08		0.00	0.00
Utilities		100.00		2,155.00	0.00
TOTAL EXPENSES	$	282,789.12	$	112,567.00 $	0.00
NET OPERATING INCOME	$	120,608.48	– $	82,800.00 $	0.00
OTHER INCOME					
Interest income		36.70		0.00	0.00
Total Other Income	$	36.70	$	0.00 $	0.00
Net Other Income	$	36.70	$	0.00 $	0.00
NET INCOME	$	120,645.18	– $	82,800.00 $	0.00
RETAINED EARNINGS 12/31/2016	$	-	$	-	

Success By Media LLC
Statement of Financial Position
(Unaudited)

	As of June 30, 2017 (PY)		Year End Dec 31, 2016		Year End Dec 31, 2015
ASSETS					
Current Assets					
Bank Accounts					
Key Business Reward Checking (2634)	131,228.23		119,100.49		0.00
KeyBank Basic Business Checking (2592)	33.00		0.00		0.00
Total Bank Accounts	$ 131,261.23	$	119,100.49	$	0.00
Accounts Receivable					
Accounts Receivable	125,755.00		0.00		0.00
Total Accounts Receivable	$ 125,755.00	$	0.00	$	0.00
Other Current Assets					
Bank Transfers	18,662.44		0.00		0.00
Total Other Current Assets	$ 18,662.44	$	0.00	$	0.00
Total Current Assets	$ 275,678.67	$	119,100.49	$	0.00
TOTAL ASSETS	$ 275,678.67	$	119,100.49	$	0.00
LIABILITIES AND EQUITY					
Liabilities	0.00		0.00		0.00
Total Liabilities	$0.00		$0.00		$0.00
Equity					
Member's Equity - Enhanced Capital Funding	35,000.49		14,100.49		0.00
Member's Equity, Betty Martin	15,000.00		15,000.00		0.00
Member's Equity, Don Tipps	15,000.00		15,000.00		0.00
Member's Equity, Gaye Tatum	30,000.00		15,000.00		0.00
Member's Equity, Gayletta Thompkins	15,000.00		15,000.00		0.00
Member's Equity, Paul and Susan Robertson	15,000.00		15,000.00		0.00
Member's Equity, Vicente Thompson	15,000.00		15,000.00		0.00
Member's Equity, Yue Yan Huang	15,000.00		15,000.00		0.00
Member's Equity, Enhanced Capital Funding	0.00		0.00		0.00
Owner's Equity	0.00		0.00		0.00
Retained Earnings	0.00		82,800.00		0.00
Net Income	120,645.18		-82,800.00		0.00
Total Equity	$ 275,645.67	$	119,100.49	$	0.00
TOTAL LIABILITIES AND EQUITY	$ 275,645.67	$	119,100.49	$	0.00

Success By Media LLC
Statement of Cash Flows

(Unaudited)

	As of June 30, 2017 (PY)	Year End Dec 31, 2016	Year End Dec 31, 2015
OPERATING ACTIVITIES			
Net Income	130,790.18	0.00	0.00
Adjustments to reconcile Net Income to Net Cash provided by operations:	0.00	0.00	0.00
Accounts Receivable	-120,000.00	0.00	0.00
Bank Transfers	-18,662.44	0.00	0.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	-$ 138,662.44	$ 0.00	$ 0.00
Net cash provided by operating activities	-$ 7,872.26	$ 0.00	$ 0.00
FINANCING ACTIVITIES			
Equity	20,000.00	119,100.49	0.00
Net cash provided by financing activities	$ 20,000.00	$ 119,100.49	$ 0.00
Net cash increase for period	$ 12,127.74	$ 119,100.49	$ 0.00
Cash at beginning of period	119,100.49	0.00	0.00
Cash at end of period	$ 131,228.23	$ 119,100.49	$ 0.00

Success By Media, LLC   EIN 47-5257739

STATEMENT OF CHANGES IN MEMBER'S EQUITY

January - June, 2017

	As of June 30, 2017 (PY)	(Unaudited) Year End Dec 31, 2016	Year End Dec 31, 2015
Beginning of Year			
- Paid In Capital	$119,100	0	0
- Capital Shares	4755000	0	0
Add:			
Net Income	$120,645	-$82,800	0
Contributions	$35,901	$119,100	0
Other	-	-	-
Deduct:			
Distributions	-	-	-
End of Period Capital	$5,030,646	$36,300	$0
End of Period Shares %	4875000	4635000	0

STATEMENT OF CHANGES IN MEMBER'S EQUITY
January - June, 2017
(Unaudited)

	Total	Matthew Guccione	Thomas Sacca	Britney Taggart	Michael Amerman	Curry Enterprises	Success by Media Holdings	Scott Harris	James Noland	Yue Yan Huang	Vicente Thompson	Betty Martin	Gayletta Thompkins	Susan & Paul Robertson	Don Tipps	Gaye Tatum	Enhanced Capital Funding	Total
Beginning of Year																		
- Paid in Capital	$119,100	0	0	0	0	0	0	0	0	$15,000	$15,000	$15,000	15000	15000	15000	15000	14100	$119,100
- Capital Shares	-	25000	25000	60000	75000	100000	150000	200000	3640000	60000	60000	60000	60000	60000	60000	60000	60000	
Add:																		
Net Income	$120,645	$619	$619	$1,485	$1,856	$2,475	$3,712	$4,950	$90,082	$1,485	$1,485	$1,485	$1,485	$1,485	$1,485	$2,475	$3,465	$120,645
Contributions	$35,901	-	0	-	-	-	-	-	-	-	-	-	-	-	-	$15,000	$20,900	$35,900
Other	-																	
Deduct:																		
Distributions	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
End of Period Capital	$275,646	618.6923077	$619	$1,485	$1,856	$2,475	$3,712	$4,950	$90,082	$16,485	$16,485	$16,485	$16,485	$16,485	$16,485	$32,475	$38,465	$275,645
End of Period Shares	4875000	25000	25000	60000	75000	100000	150000	200000	3640000	60000	60000	60000	60000	60000	60000	100000	140000	4875000

Notes to Financial Statements

NOTES to the FINANCIAL STATEMENTS
for the Interim Reporting Period of
June 30, 2017

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting
The financial statements and accompanying notes are prepared in accordance with generally accepted accounting principles.

This is a review of financial statements for an interim period. The accounting process is consistent with the process used for the annual review. The financial statements include the accounts of Success by Media, LLC and its subsidiaries.

REVENUE RECOGNITION   Revenue is recognized when earned. The Company's revenue recognition policies are in compliance with all applicable accounting regulations, including American Institute of Certified Public Accountants (AICPA) Statement of Position (SOP) 97-2, Software Revenue Recognition, and SOP 98-9, Modification of SOP 97-2, With Respect to Certain Transactions. Revenue from packaged product sales to and through distributors and resellers is recorded when related products are shipped. Maintenance and subscription revenue is recognized ratably over the contract period. Revenue attributable to undelivered elements, including technical support and Internet browser technologies, is based on the average sales price of those elements and is recognized ratably on a straight-line basis over the product's life cycle. When the revenue recognition criteria required for distributor and reseller arrangements are not met, revenue is recognized as payments are received. Costs related to insignificant obligations, which include telephone support for certain products, are accrued. Provisions are recorded for returns and bad debts.

COST OF REVENUE   Cost of revenue includes direct costs to produce and distribute product and direct costs to provide online services, consulting, product support, and training and certification of system integrators.

RESEARCH AND DEVELOPMENT   Research and development costs are expensed as incurred.

INCOME TAXES   Income tax expense includes U.S. and international income taxes, plus the provision for U.S. taxes on undistributed earnings of international subsidiaries.

PROPERTY AND EQUIPMENT Property and equipment is stated at cost and depreciated using the straight-line method over the shorter of the estimated life of the asset or the lease term, ranging from one to 15 years.

NATURE OF OPERATIONS

The Company is engaged in the offering of media and sales consulting to corporations and life coaching to individuals for personal and business development. The company offers tools such as software and online courses to complete. Also, the company offers products for improvement of health and body and mind. Majority of sales through workshops, retreats and events conducted around the world.

EQUITY AND OTHER INVESTMENTS
 Success By Media, LLC has authorized 10,000,000 membership shares of which 5,125,000 is unissued.

Success By Media LLC
Member Equity Detail
January - June, 2017

Capital Shares

Name/Entity	# Units
Matthew Guccione	25,000
Thomas Sacca	25,000
Britney Taggart	60,000
Michael Amerman	75,000
Curry Enterprises	100,000
Success By Media Holdings	150,000
Scott Harris	200,000
James Noland	3,640,000
Total Capital Shares	**4,275,000**

Membership Equity	Paid in Capital	# Units
Yue Yan Huang	$15,000	60,000
Vicente Thompson	$15,000	60,000
Betty Martin	$15,000	60,000
Gayletta Thompkins	$15,000	60,000
Paul & Susan Robertson	$15,000	60,000
Don Tipps	$15,000	60,000
Gaye Tatum	$30,000	100,000
Enhanced Capital Funding	$35,000	140,000
Total Paid In Capital	**$155,000**	**600,000**
Total issued		**4,875,000**
Total Outstanding		10,000,000
Unissued		5,125,000

Par $0.00
No other investment in stocks, corporations or marketable securities were reported.

Accounts Receivable and Commitments

Success By Media, LLC has a sales consulting contract with Zija International from 1/20/2017 to 1/20/2018. As of June 2017 there is six months left on the contract, which is reflected on the Accounts Receivable schedule.

Success By Media LLC
A/R Aging Summary
As of June 30, 2017

	Current	1 - 30	31 - 60	61 - 90	91 and over	Total
Zija International	120,000.00	0.00	0.00	0.00	0.00	120,000.00
TOTAL	$120,000.00	$0.00	$0.00	$0.00	$0.00	$120,000.00

Operational Transactions

Success by Media, LLC has four operational divisions – Success by Coaching; Success by Health, Success by Network and Success by VT. Products are being developed for each division. As of June 30, 2017 only Success by Coaching was operational and providing sales. Management anticipates the other divisions to be operational by end of year. There will be research and development expenses incurred for each department.

INCOME TAXES

The provision for income taxes consisted of:

Year Ended December 31	2016
Current taxes:	
U.S. and state	$ 0
International	0
Current taxes	0
Deferred taxes	0
Provision for income taxes	$ 0